July 6, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andri Carpenter and

Jean Yu

Re:	Cruzani, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 25, 2022

Form 8-K Filed May 10, 2022

File No. 000-54624

Dear Ladies and Gentlemen:

On behalf of Cruzani, Inc. (“Company”), we are hereby responding to the letter dated June 24, 2022 (“Comment Letter”) from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Current Report on Form 8-K filed on May 10, 2022 (the “Form 8-K”). Partially in response to the Comment Letter, the Company, on July 1, 2022, filed an amendment to the Form 8-K (the “Form 8-K/A”) with the Commission reporting the transaction both under Item 2.01 (Completion of Acquisition or Disposition of Assets) and Item 5.01 (Change in Control).

Capitalized terms used but not defined in this letter have the means as defined in the Form 8-K.

For ease of reference, the text of the Staff’s Comment Letter is included in bold-faced type below, followed by the Company’s response.

Division of Corporate Finance

U.S. Securities and Exchange Commission

July 6, 2022

Form 8-K filed May 10, 2022

Item 1.01 Entry into a Material Definitive Agreement, page 2

1.	We note on May 4, 2022 you entered into an Agreement and Plan of Merger to purchase the shares Bowmo, Inc. in exchange for shares of your Series G Preferred Stock representing 78% of your total voting equity. As a result of the merger transaction, Bowmo shareholders became majority shareholders of Cruzani, Inc. In this regard, please explain why an Item 2.01 and the related financial statements under Item 9.01 Form 8-K were not filed. As part of your response, tell us how you have complied with Form 8-K reporting requirements.

Response: Although the Company reported the entry into the Agreement and Plan of Merger (the “Agreement”) between the Company, Bowmo Merger Sub, Inc. (“Merger Sub”) and Bowmo, Inc. (“Bowmo”) under Item 1.01 of the Form 8-K, it acknowledges that it also should have reported completion of the Agreement under Item 2.01 and it inadvertently failed to do so. The Agreement was filed as an Exhibit to the Form 8-K, which technically is required only if filing under Item 2.01.  The Form 8-K/A filed on July 1, 2022 addresses the issue of the inadvertent omission of Item 2.01.  On July 5, 2022, the Company filed an amendment to the Form 8-K/A under Item 2.01 reporting the basis upon which it was not filing financial statements under Item 9.01.

As to the question regarding the financial statements, the Company is not identified as a shell company its recent filings. Consistent with Section 12220.2 of the SEC’s Financial Reporting Manual and Item 9.01(a)(3) of Form 8-K, the Company did not file financial statements under Item 9.01 with either the Form 8-K or the Form 8-K/A.  As permitted by those provisions, the Company intends to file the required financial statements on or before July 20, 2022 (71 days after the date of filing the Form 8-K), through an additional amendment to the Form 8-K.

The Company believes the above response addresses the Staff’s comments.

Please call me should you have any questions. Thank you for your attention to this matter.

Very truly yours,

W. David Mannheim

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